Pricing sheet dated March 26, 2025 relating to Preliminary pricing supplement dated March 25, 2025	Registration Statement Nos. 333-270004 and 333-270004-01 Rule 433

JPMorgan Chase Financial Company LLC

$100,000,000
Cash-Settled Equity Linked Notes Linked to the Ordinary Shares of Johnson Controls International plc due April 1, 2028

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Pricing Terms — March 26, 2025

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Credit Risk:	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
Reference Stock:	The ordinary shares, par value $0.01 per share, of Johnson Controls International plc (Bloomberg ticker: JCI). We refer to Johnson Controls International plc as the “Reference Stock Issuer.”
Interest Rate:	1.00% per annum, paid semiannually and calculated on a 30/360 basis
Interest Payment Dates†:	If the notes have not been previously converted (for cash) early, interest on the notes will be payable semiannually on April 1 and October 1 of each year during the term of the notes (each such day, an “Interest Payment Date”), commencing October 1, 2025 and ending on, and including, the Maturity Date. See “Selected Purchase Considerations — Semiannual Interest Payments” in the accompanying preliminary pricing supplement for more information.
Payment on the Notes:

If a Make-Whole Event (as defined under “Annex A — Make-Whole Payment” in the accompanying preliminary pricing supplement) occurs prior to the 6th scheduled trading day immediately preceding the Maturity Date:

•          Investors who have not converted their notes (for cash) will receive after the Effective Date of the Make-Whole Event a Make-Whole Payment (if any) in cash calculated as described under “Additional Key Terms” on page PS-1 of the accompanying preliminary pricing supplement based on the Final Stock Prices on the five relevant Valuation Dates and a number of Additional Shares that is designed to approximate some of the lost value of the notes as a result of such event. Investors will not receive any Make-Whole Payment if the average of the Final Stock Prices on the five relevant Valuation Dates with respect to the Make-Whole Event is equal to or less than the Threshold Price and the number of Additional Shares is zero.

Following the occurrence of such Make-Whole Event, investors will no longer have the option to convert their notes (for cash) prior to or at maturity.

•          On the Maturity Date, investors will receive, for each $1,000 principal amount note, a cash payment equal to $1,000, plus any accrued but unpaid interest.

If a Make-Whole Event has not occurred prior to the 6th scheduled trading day immediately preceding the Maturity Date:

•          The notes may be converted (for cash) at the option of investors on any business day prior to the 6th scheduled trading day immediately preceding the Maturity Date only if specified conditions are met as set forth under “Additional Key Terms” on page PS-1 of the accompanying preliminary pricing supplement. Investors who convert their notes (for cash) prior to the Maturity Date will not receive any additional payment for any accrued and unpaid interest, or any future interest payments. In addition, investors will not receive their payment, if any, upon any optional early cash conversion until the Optional Early Cash Conversion Payment Date, which is the second business day immediately following the final Valuation Date of the period of five Valuation Dates following the relevant Early Cash Conversion Date (as defined below). Furthermore, upon any optional early cash conversion of the notes, an investor may receive less cash than expected because the VWAP of the Reference Stock may decline after an investor exercises its early cash conversion right but before we settle our cash conversion obligation.

•          If the notes have not been previously converted (for cash), on the Maturity Date, investors will receive, for each $1,000 principal amount note, a cash payment equal to the sum of the Daily Values for each of the five relevant Valuation Dates, plus any accrued but unpaid interest.

For the avoidance of doubt, no Make-Whole Payment will be made if a Make-Whole Event occurs on or after the 6th scheduled trading day immediately preceding the Maturity Date, and only one Make-Whole Payment upon the first occurrence of a Make-Whole Event will be made during the term of the notes.

Because the notes are initially offered at a premium, you will lose some of your initial investment if the total amount paid on your notes is less than $1,050.

Payment upon Optional Early Cash Conversion:	Your payment upon optional early cash conversion, for each $1,000 principal amount note, will be an amount in cash equal to the sum of the Alternative Settlement Amounts for each of the five relevant Valuation Dates and will be paid on the Optional Early Cash Conversion Payment Date. You will lose some or all of your principal amount if you convert your notes (for cash) early and the average of the Final Stock Prices on the five relevant Valuation Dates is less than the Threshold Price.
No Early Redemption or Early Repurchase:	The notes may not be redeemed early at our option and are not subject to any early repurchase rights prior to the Maturity Date.
Daily Values:	For each Valuation Date, the greater of: • $200; and • the Alternative Settlement Amount for that Valuation Date
Alternative Settlement Amount:	For each Valuation Date, an amount calculated as follows: $200 × (Final Stock Price on that Valuation Date / Threshold Price)
Threshold Price:	$100.8830, which is 120% of the Initial Strike Price
Initial Strike Price:	$84.0692, determined based on certain intraday prices of the Reference Stock on the Strike Date. The Initial Strike Price differs from the VWAP and the regular official closing price of one share of the Reference Stock on the Strike Date or the Pricing Date.
Final Stock Price:	With respect to each relevant Valuation Date, the VWAP of one share of the Reference Stock on that Valuation Date
Stock Adjustment Factor:	The Stock Adjustment Factor is referenced in determining the VWAP of one share of the Reference Stock and is set equal to 1.0 on the Strike Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement, as supplemented by Annex A to the accompanying preliminary pricing supplement.
Strike Date:	March 25, 2025
Pricing Date:	March 26, 2025
Original Issue Date:	April 2, 2025 (settlement date)
Maturity Date†:	April 1, 2028
Denominations:	Minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof
CUSIP:	48136CP37
Other Key Terms:	See “Additional Key Terms” below and on page PS-1 of the accompanying preliminary pricing supplement.
†	Subject to postponement as described under “Annex A — Supplemental Terms of Notes — Postponement of a Determination Date and Payment Dates” in the accompanying preliminary pricing supplement
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,050	—	$1,050
Total	$105,000,000	—	$105,000,000
(1)	The original issue price of the notes is $1,050 per $1,000 principal amount note. Because the notes are initially offered at a premium, you will lose some of your initial investment if the total amount paid on your notes is less than $1,050. See “Supplemental Use of Proceeds” in the accompanying preliminary pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will not receive selling commissions for the notes. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were determined on the pricing date, was $1,020 per $1,000 principal amount note. See “The Estimated Value of the Notes” in the accompanying preliminary pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Sole Bookrunner

Additional Key Terms

Valuation Dates:

•          For purposes of the payment at maturity assuming no Make-Whole Event has occurred, each of the five consecutive trading days beginning on, and including, the 6th scheduled trading day immediately preceding the Maturity Date;

•          For purposes of any payment upon optional early cash conversion, each of the five consecutive trading days beginning on, and including, the trading day immediately following the relevant Early Cash Conversion Date; and

•          For purposes of the Make-Whole Payment, each of the five consecutive trading days beginning on, and including, the trading day immediately following the Effective Date of the relevant Make-Whole Event.

Make-Whole Payment:	If a Make-Whole Event occurs prior to the 6th scheduled trading day immediately preceding the Maturity Date and the notes have not been previously converted (for cash) early, you will receive on the Make-Whole Payment Date a cash payment per $1,000 principal amount note equal to (a) the Make-Whole Event Intrinsic Value, plus (b) the product of (i) the number of Additional Shares (expressed as a number of shares, for the avoidance of doubt) and (ii) the Applicable Price. You will not receive any cash payment on the Make-Whole Payment Date if the average of the Final Stock Prices on the five relevant Valuation Dates is equal to or less than the Threshold Price and the number of Additional Shares is zero. For the avoidance of doubt, no Make-Whole Payment will be made if a Make-Whole Event occurs on or after the 6th scheduled trading day immediately preceding the Maturity Date, and only one Make-Whole Payment upon the first occurrence of a Make-Whole Event will be made during the term of the notes.
Make-Whole Payment Date:	The second business day immediately following the final Valuation Date with respect to the relevant Make-Whole Event, subject to postponement as described under “Annex A — Supplemental Terms of Notes — Postponement of a Determination Date and Payment Dates” in the accompanying preliminary pricing supplement
Make-Whole Event Intrinsic Value:	The sum of the Alternative Settlement Amounts for each of the five Valuation Dates with respect to the relevant Make-Whole Event, minus $1,000; provided that in no event will the Make-Whole Event Intrinsic Value be less than $0.
Effective Date:	The date on which a Make-Whole Event becomes effective, as determined by the calculation agent in its sole discretion. For the avoidance of doubt, a Make-Whole Event will be deemed to occur on the Effective Date.
Applicable Price:	For any Make-Whole Event, (i) if the consideration paid to holders of the Reference Stock in connection with such Make-Whole Event consists exclusively of cash, the amount of such cash per share of the Reference Stock, and (ii) in all other cases, the average of the last reported sale prices of the Reference Stock for the 10 consecutive trading days immediately preceding the Effective Date of such Make-Whole Event, in each case, multiplied by the Stock Adjustment Factor. The Applicable Price will be expressed as a percentage of the Initial Strike Price in the table below.
Additional Shares:	For any Make-Whole Event, a number of shares of the Reference Stock determined by the calculation agent by reference to the table below based on the Effective Date of, and the Applicable Price for, such Make-Whole Event, expressed as a percentage of the Deemed Conversion Rate in the table below.
Applicable Price (expressed as a percentage of the Initial Strike Price)
Effective Date	100%	110%	120%	130%	140%	150%	160%	175%
April 2, 2025	6.90%	8.79%	5.05%	2.76%	1.44%	0.70%	0.32%	0.08%
April 1, 2026	4.22%	7.65%	5.03%	2.55%	1.20%	0.51%	0.20%	0.04%
April 1, 2027	1.52%	4.00%	4.30%	1.75%	0.61%	0.18%	0.04%	0.00%
April 1, 2028	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

If the exact Applicable Price (as a percentage of the Initial Strike Price) and/or Effective Date are not set forth in the table above, then:

•         if the actual Applicable Price (as a percentage of the Initial Strike Price) is between two Applicable Prices (as a percentage of the Initial Strike Price) in the table above, or if the Effective Date is between two Effective Dates in the table above, the number of Additional Shares (as a percentage of the Deemed Conversion Rate) shall be determined by a straight-line interpolation between the number of Additional Shares (as a percentage of the Deemed Conversion Rate) set forth for the higher and lower Applicable Prices (each as a percentage of the Initial Strike Price) and/or the earlier and later Effective Dates in the table above, as applicable, based on a 365-day year; and

•         if the actual Applicable Price (as a percentage of the Initial Strike Price) is in excess of 175% of the Initial Strike Price per share or less than 100% of the Initial Strike Price, the Additional Shares shall be zero in connection with the relevant Make-Whole Event.

Notwithstanding the foregoing, in no event will the Additional Shares exceed a number of shares of the Reference Stock equal to 8.79% of the Deemed Conversion Rate.

Deemed Conversion Rate:	9.91247, which is $1,000 divided by the Threshold Price

You should read this pricing sheet together with the preliminary pricing supplement describing the offering and the related product supplement, prospectus supplement, prospectus and prospectus addendum, each of which can be accessed via the hyperlinks below.

Preliminary pricing supplement dated March 25, 2025: http://www.sec.gov/Archives/edgar/data/19617/000101376225002399/ea0235709-01_424b2.htm

Product supplement no. 3-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029706/ea153081_424b2.pdf

Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Prospectus addendum dated June 3, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the prospectus addendum, the related product supplement, the preliminary pricing supplement and this pricing sheet if you so request by calling toll-free 866-535-9248.